Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-258734
Prospectus Supplement No. 1
(To Prospectus dated August 20, 2021)
MARKETWISE, INC.
This prospectus supplement updates, amends and supplements the prospectus dated August 20, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-258734). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on November 1, 2021, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our shares of Class A common stock are listed on The Nasdaq Global Market (the “Nasdaq”) under the symbol “MKTW.” On October 29, 2021, the closing sale price of our Class A common stock was $6.99 per share. Our public warrants are listed on the Nasdaq under the symbol “MKTW W.” On October 29, 2021, the closing sale price of our public warrants was $1.21 per warrant.
Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 12 of the Prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 1, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): November 1 (October 29, 2021)
MarketWise, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39405	87-1767914
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1125 N. Charles St.
Baltimore,	Maryland	21201
(Address of principal executive offices)		(Zip Code)
(888) 261-2693
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act
Soliciting material pursuant to Rule 14a-12 under the Exchange Act
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MKTW	The Nasdaq Stock Market LLC
Warrants to purchase Class A common stock	MKTW W	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.
On October 29, 2021, MarketWise, LLC (the “Borrower”), the direct subsidiary of MarketWise, Inc. (the “Company”), entered into a loan and security agreement, by and among the Borrower, the Guarantors (as defined below), the lenders from time to time party thereto, HSBC Bank USA, N.A., as administrative agent, collateral agent, joint lead arranger, and joint bookrunner, and BMO Capital Markets Corp, as joint lead arranger and joint bookrunner (the “Loan and Security Agreement”), providing for up to $150 million of commitments under a revolving credit facility (the “Credit Facility”), including a $5 million letter of credit sublimit. HSBC Bank USA, N.A. and BMO Capital Markets Corp. acted as joint lead arrangers and joint bookrunners, and HSBC Bank USA, N.A., BMO Harris Bank N.A., Silicon Valley Bank, Wells Fargo Bank, N.A., and PNC Bank National Association are lenders.
The Credit Facility is guaranteed by the Borrower’s direct and indirect material U.S. subsidiaries, subject to customary exceptions (the “Guarantors”), pursuant to a guaranty by the Guarantors in favor of HSBC Bank USA, National Association, as agent (the “Guaranty”). Borrowings under the Credit Facility are secured by a first-priority lien on substantially all of the assets of the Borrower and the Guarantors, subject to customary exceptions. The Credit Facility has a term of three years, maturing on October 29, 2024.
Subject to certain conditions and the receipt of commitments, the Loan and Security Agreement allows for revolving commitments under the Credit Facility to be increased or new term commitments to be established by up to $65 million. The existing lenders under the Credit Facility are entitled, but not obligated, to provide such incremental commitments.
Borrowings will bear interest at a floating rate which can be, at the Borrower’s option, either (a) an alternate base rate plus an applicable rate ranging from 0.50% to 1.25% or (b) a LIBOR or EURIBOR rate (with a floor of 0.00%) for the specified interest period plus an applicable rate ranging from 1.50% to 2.25%, in each case, depending on the Borrower’s Net Leverage Ratio (as defined in the Loan and Security Agreement). The Borrower will pay an unused commitment fee ranging from 0.25% to 0.35% based on unused capacity under the Credit Facility and the Borrower’s Net Leverage Ratio. The Company may use the proceeds of borrowings under the Credit Facility to finance permitted acquisitions and for working capital and other general corporate purposes.
The Loan and Security Agreement contains customary affirmative covenants for transactions of this type, including, among others, the provision of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, maintenance of properties and insurance, compliance with laws, including environmental laws, the provision of additional guarantees, and an affiliate transactions covenant, subject to certain exceptions. The Loan and Security Agreement contains customary negative covenants, including, among others, restrictions on the ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make investments, acquisitions, loans, or advances, pay dividends, and sell or otherwise transfer assets.
The Loan and Security Agreement contains financial maintenance covenants that require the Borrower to maintain an Interest Coverage Ratio (as defined in the Loan and Security Agreement) of not less than 3.00 to 1.00 and a Net Leverage Ratio (as defined in the Loan and Security Agreement) of not more than 2.00 to 1.00 (which ratio may be increased to 2.50 to 1.00 for a period of time following a permitted acquisition for which the aggregate cash consideration exceeds $50 million), in each case, tested at the end of each fiscal quarter. The Loan and Security Agreement also provides for a number of customary events of default, including, among others: payment defaults to the lenders; voluntary and involuntary bankruptcy proceedings; covenant defaults; material inaccuracies of representations and warranties; cross-acceleration to other material indebtedness; certain change of control events; material money judgments; and other customary events of default. The occurrence of an event of default could result in the acceleration of obligations and the termination of lending commitments under the Loan and Security Agreement.

The foregoing descriptions of the Loan and Security Agreement and Guaranty are qualified in their entirety by reference to the full text of the Loan and Security Agreement and Guaranty attached as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report on Form 8-K and incorporated by reference into this Item 1.01.
Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information included, or incorporated by reference, in Item 1.01 of this Current Report is incorporated by reference into this Item 2.03 of this Current Report on Form 8-K.
Item 7.01. Regulation FD Disclosure.
On November 1, 2021, the Company issued a press release announcing the Credit Facility. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description

10.1+
Loan and Security Agreement, dated as of October 29, 2021, by and among MarketWise, LLC, as borrower, the guarantors party thereto, the lenders from time to time party thereto, HSBC Bank USA, National Association, as administrative agent, collateral agent, joint lead arranger, and joint bookrunner, and BMO Capital Markets Corp., as joint lead arranger and joint bookrunner.

10.2	Guaranty, dated as of October 29, 2021, by the guarantors identified therein in favor of HSBC Bank USA, National Association, as agent.

99.1	MarketWise, Inc. press release, dated November 1, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
+  Schedules and exhibits have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission upon request.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MarketWise, Inc.

Date: November 1, 2021	By:	/s/ Dale Lynch
	Name:	Dale Lynch
	Title:	Chief Financial Officer